Exhibit 99.1

Sol-Gel Announces Pricing of Public Offering of Ordinary Shares and Warrants to Purchase
Ordinary Shares

NESS ZIONA, Israel, February 13, 2020 - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel” or the “Company”),  a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced the pricing of its underwritten public offering (the “Offering”) of 2,091,907 ordinary shares together with ordinary share warrants (the “warrants”) to purchase 1,673,525 ordinary shares. The ordinary shares and accompanying warrants are being sold together at a combined public offering price of $11.00 per ordinary share and accompanying warrant. Each warrant sold in the Offering will be exercisable for 0.80 of an ordinary share,  and have an initial exercise price of $14.00 per share, subject to certain adjustments. The warrants will be immediately exercisable and will expire on February 19, 2023. All of the ordinary shares and accompanying warrants are being offered by Sol-Gel.

Gross proceeds to the Company from the Offering, before deducting underwriting discounts and commissions and other offering expenses, and excluding the exercise of any warrants and the proceeds of the Private Placement, are expected to be approximately $23 million. The Offering is expected to close on or about February 19, 2020, subject to customary closing conditions.

The Company intends to use the net proceeds from the Offering to fund pre-commercialization and launch activities for Epsolay® and Twyneo®, research and development activities and the remainder for working capital and other general corporate purposes.

Jefferies LLC and BMO Capital Markets Corp. are acting as joint book-running managers for the Offering. Raymond James & Associates, Inc. is acting as lead manager for the Offering and H.C. Wainwright & Co., LLC is acting as co-manager for the Offering.

In addition to the securities sold in the Offering, the Company announced that M. Arkin Dermatology Ltd., the controlling shareholder of the Company, has agreed to purchase 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement (the “Private Placement”), exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the Offering. The Private Placement is contingent on the closing of the Offering and the satisfaction of certain other conditions, including disinterested shareholder approval. The closing of the Offering is not contingent on the closing of the Private Placement.

The Offering is being made only by means of a prospectus. A shelf registration statement was previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 12, 2019. A prospectus supplement and accompanying prospectus relating to the Offering have been filed with the SEC and are available on the SEC’s website located at www.sec.gov. Before you invest, you should read the prospectus supplement and accompanying prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. Copies of the prospectus supplement and the accompanying prospectus relating to the Offering may be obtained  by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, telephone: 1-877-547-6340 or by emailing Prospectus_Department@jefferies.com or by contacting BMO Capital Markets Corp, Attention: Equity Syndicate Department, 3 Times Square, New York, New York 10036, telephone: 1-800-414-3627 or by emailing bmoprospectus@bmo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel’s current product candidate pipeline consists of branded product candidates that leverage its proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are based on information currently available to the Company or the Company’s current beliefs and expectations, including the Company’s statements regarding the completion, timing and size of the Offering of ordinary shares and accompanying warrants, the use of proceeds therefrom, and the completion, timing and size of the Private Placement, which are subject to risks and uncertainties, including, without limitation, risks and uncertainties related to market conditions and the satisfaction of closing conditions related to the offering. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to changes in the Company’s expectations or events or circumstances occurring after the date hereof. Further information regarding these and other risks is included under the heading “Risk Factors” in the Company’s periodic reports filed with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2019 and other reports filed with the SEC which are available from the SEC’s website (www.sec.gov). All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

For further information:

Sol-Gel Contact:	U.S. Investor Contact:
Gilad Mamlok	Chiara Russo
Chief Financial Officer	Solebury Trout
+972-8-9313433	+1-617-221-9197
crusso@soleburytrout.com